Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference of our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of PMV Pharmaceuticals, Inc. for the registration of common stock, preferred stock, debt securities, warrants, subscription rights, purchase contracts and other units and to the incorporation by reference therein of our report dated February 29, 2024, with respect to the consolidated financial statements of PMV Pharmaceuticals, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2023, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

November 20, 2024